Exhibit 99.1

VINCI PARTNERS ANNOUNCES APPROVAL FOR ANCHOR INVESTMENT FROM BNDES UP TO R$1 BILLION IN PRIVATE MARKET FUNDS ACROSS INFRASTRUCTURE AND CREDIT STRATEGIES

Rio de Janeiro, June 14, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “the Company”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) has selected Vinci Climate Change FIP Multiestratégia (“Vinci Climate Change” or “VICC”) and Fundo Vinci FI-Infra RF (“Vinci Credit Infra”) for seed investments up to R$500 million in each fund, configuring up to R$1 billion in capital commitments for the Company, subject to due diligence process by BNDES.

Vinci Climate Change and Vinci Credit Infra funds are a part of the Company’s target fundraising pipeline of R$10 billion in private market funds over the next twelve to eighteen months.

VICC is a new vintage in our Infrastructure segment, a pioneer strategy in Latin America dedicated to renewables generation, water & sewage, and innovative green technologies, meeting various international climate change objectives measured by its proprietary framework, seeking compelling risk adjusted returns.

Vinci Credit Infra is a new vintage within our Credit segment, that aims to invest in incentivized infrastructure debentures, focusing on high-grade credit assets in accordance with superior ESG guidelines, such as renewables generation, water & sewage, public transportation, and others.

José Guilherme Souza, partner, and Head of Infrastructure for Vinci Partners, said, “This fundraising represents a milestone for our Infrastructure segment, enabling our first vintage for the climate change strategy, making VICC the first pure play climate infrastructure fund from Latin America. BNDES investment reassures the currently shift we are seeing towards climate products, an important global concern that we are able to make a difference through an extensive pipeline of high-quality assets.”

Marcello Almeida, partner, and Head of Credit for Vinci Partners, said, “We are very pleased to be selected by BNDES in such a competitive and high-quality process. This represents a key initiative as attracts asset managers with extensive track record in Credit and Infrastructure, and the ability to raise capital alongside institutional players. We congratulate this initiative from BNDES as it states the importance of the infrastructure agenda in Brazil.”

Alessandro Horta, partner, and CEO for Vinci Partners, said, “We are thrilled with the outcome of this selective process from BNDES, as it adds additional long-term and high-quality capital to our platform and reinforces our previously mentioned R$10 billion target fundraising for the 12-18 months within our Private Markets’ close-end funds.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy seeks to have exposure to real assets related to economic infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics, and water & sewage. The infrastructure team aims control or control-oriented positions in brownfield and greenfield opportunities and employs active hands-on management of assets and operations.

About Vinci Partners Credit

Vinci Partners’ Credit strategy is focused on customized credit transactions to meet the financing needs of both established and growing businesses, while generating interesting investment opportunities for our investors. The Credit strategy invests across four core sub-strategies/asset classes: Infrastructure Credit, Real Estate Credit, Structured Credit/ Multi-Strategy and Exclusive Mandates.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240